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                   [LETTERHEAD OF TRANSAMERICA APPEARS HERE]



                                 May 20, 2002



Mr. Curtis Young, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Separate Account VA K
     Retirement Income Builder III
     333-76230; 811-10617
     485BPOS on Form N-4
     Filed on April 29, 2002
     CIK:  0001143311
     Accession No. 0000928385-001651


Dear Mr. Young:

Pursuant to Rule 477 under the Securities Act of 1933, we would like to withdraw the 485B POS filing today as we discussed. This filing should have been an N-4/A.

Thank you.

Sincerely,

/s/ DARIN D. SMITH
-------------------------
Darin D. Smith
Assistant General Counsel